ARTICLES OF AMENDMENT

TO

THE ARTICLES OF INCORPORATION

OF

BANCPLUS CORPORATION

Pursuant to the provisions of Section 79-4-10.06 of the Mississippi Business Corporation Act, BancPlus Corporation hereby adopts the following Articles of Amendment to its Articles of Incorporation, as amended (as previously amended, the “Articles of Incorporation”):

ONE: The name of the corporation is BancPlus Corporation.

TWO: The following amendments of the Articles of Incorporation (the “Amendments”) were approved by the shareholders of BancPlus Corporation on April 28, 2026:

(1) RESOLVED, that Article Eighth, Section (c) of the Articles of Incorporation of BancPlus Corporation is hereby amended and restated, in its entirety, to read as follows:

(c): Prior to the 2026 annual meeting of shareholders, the directors, other than those who may be elected by the holders of shares of any class or series of stock having the right to elect a director by the vote solely of the holders of that class or series of stock pursuant to the terms of Article Fourth hereof or any resolution or resolutions providing for the establishment of such class or series of stock adopted by the Board of Directors, shall be and are divided into three classes, with each class as nearly equal in number as possible. Each director elected prior to the 2026 annual meeting of shareholders shall serve for the full term to which such director was elected. At the 2026 annual meeting of shareholders, the director nominees whose terms expire at that meeting shall be elected to hold office until the 2027 annual meeting of shareholders; at the 2027 annual meeting of shareholders, the director nominees whose terms expire at that meeting shall be elected to hold office until the 2028 annual meeting of shareholders; and at the 2028 annual meeting of shareholders and each annual meeting of shareholders thereafter, all directors shall be elected for terms of office expiring at the next annual meeting of shareholders and until a successor is elected and qualified or until the director’s prior death, resignation or removal. Subject to the rights of the holders of any class or series of stock having the right to elect a director by the vote solely of the holders of that class or series of stock, (i) at each annual meeting of shareholders beginning in 2026, successors to the directors whose terms expire at that meeting shall each be elected for a one-year term, and (ii) prior to the 2028 annual meeting of shareholders, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly as may be possible to one-third (1/3) of the total number of directors, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

(2) RESOLVED, that Article Fourteenth of the Articles of Incorporation of BancPlus Corporation is hereby deleted in its entirety.

THREE: The Amendments were duly approved by the shareholders in the manner required by the Mississippi Business Corporation Act and by the Articles of Incorporation.

Executed by the undersigned Chief Executive Officer of BancPlus Corporation on this 29th day of April, 2026, at Ridgeland, Mississippi.

Name: Kirk A. Graves

Title: President and Chief Executive Officer